UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RUBY CREEK RESOURCES, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

David Bukzin

Booha Family Partners

6 Rustic Lane

Westport, CT  06880

(212) 485-5600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. 3)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Booha Family Partners

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 5,734,877*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 5,734,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,734,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%**
14	TYPE OF REPORTING PERSON
PN

* See response to Item 5(a) and Item 5(b).

** Based on 23,557,173 shares of the Company’s Common Stock outstanding as of November 22, 2010.

SCHEDULE 13D

(Amendment No. 3)

CUSIP NO. 68158N106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
David Bukzin

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) X
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000*
	8	SHARED VOTING POWER 5,734,877*
	9	SOLE DISPOSITIVE POWER 2,500,000*
	10	SHARED DISPOSITIVE POWER 5,734,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,234,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.48%**
14	TYPE OF REPORTING PERSON
IN

* See response to Item 5(a) and Item 5(b).

** Based on 23,557,173 shares of the Company’s Common Stock outstanding as of November 22, 2010.

SCHEDULE 13D

(Amendment No. 3)

Item 1.  Security and Issuer.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on April 6, 2010, as amended by Amendment No 1 filed on July 21, 2010 and Amendment No 2 filed on September 28, 2010 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Ruby Creek Resources, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is filed with the Securities and Exchange Commission on behalf of David Bukzin and Booha Family Partners.  Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On November 27, 2010, the November Note matured.  Pursuant to the terms of the November Note, Booha elected to convert the outstanding principal amount of the November Note and all accrued interest thereon into an aggregate of 1,110,000 shares of the Company’s Common Stock.  No funds were necessary to convert the note.  In addition, on November 27, 2010, Booha elected to exercise the Bridge Warrant for an aggregate exercise price of $75,000.  These funds were obtained from the working capital of Booha.

On November 27, 2010, Booha also informed the Company that is was waiving the blocker provisions of both its November and December Warrants.  No consideration was paid in connection with this waiver.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

This amendment is being filed to disclose that on November 27, 2010 Booha converted the November Note into an aggregate of 1,110,000 shares of the Company’s Common Stock.  In addition, on such date, Booha exercised the Bridge Warrant in full.  Lastly, on such date Booha waived the blocker provisions of the November and December Warrants.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the derivative securities set forth herein and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) As of the date hereof, Booha beneficially owns 5,734,877 shares of common stock, or 20% of the issued and outstanding common stock, which beneficial ownership includes 1,390,000 shares issuable under warrants.  The percentage ownership is based on 23,557,173 shares of Common Stock outstanding on November 22, 2010 (not including the additional shares to be issued upon conversion of the November Note or exercise of the Bridge Warrant and excluding outstanding options and warrants other than those disclosed herein).

(a)(2) In Mr. Bukzin’s capacity as managing general partner of Booha, Mr. Bukzin may be deemed to beneficially own the 5,734,877 shares of Common Stock beneficially owned by Booha.  In addition, Mr. Bukzin is the beneficial owner of 2,500,000 shares of Common Stock, which beneficial ownership includes 1,300,000 shares issuable under vested warrants but does not included those shares omitted from the calculation of Booha’s beneficial ownership as stated a Item 5(a)(1) above.  Such aggregated beneficial ownership equal 27.48% of the Company’s issued and outstanding Common Stock.  Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Bukzin is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming the exercise of all warrants in full held by the Reporting Persons:

 (b)(1) Booha has shared power to vote or to direct the vote and dispose or to direct the disposition of 5,734,877 shares of Common Stock.

(b)(2) Mr. Bukzin, as managing partner of Booha, shares the power to vote or to direct the vote and dispose or to direct the disposition of 5,734,877 shares of Common Stock owned by Booha and has sole power to vote or to direct the vote and dispose or to direct the disposition of 2,500,000 shares of Common Stock owned by him.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

1                          Joint Filing Agreement dated November 30, 2010 by and among Booha Family Partnership and David Bukzin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30 2010

BOOHA FAMILY PARTNERSHIP

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: November 30, 2010

BOOHA FAMILY PARTNER.

By: /S/ DAVID BUKZIN

      David Bukzin, Managing General Partner

/S/ DAVID BUKZIN

David Bukzin